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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE FAIRCHILD CORPORATION
(Name of Subject Company (Issuer))

Phoenix FA Holdings, LLC
(Names of Filing Persons (Offerors))

Class A Common Stock, par value $0.10 per share
(Titles of classes of securities)

303698 10 4
(CUSIP number of class of securities)

Philip S. Sassower
Phoenix FA Holdings, LLC
110 East 59th Street, Suite 1901
New York, NY 10022
Tel: (212) 759-1909
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copy to:

David Warburg, Esq.
Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, New York 10022
Tel: (212) 603-2214

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        The following press release was issued by Phoenix FA Holdings, LLC on November 13, 2007.

Phoenix FA Holdings Announces Tender Offer for up to 6,700,000
shares of Class A Common Stock of The Fairchild Corporation

        New York, N.Y., November 13, 2007—Phoenix FA Holdings, LLC, a Delaware limited liability company ("Phoenix") announced today that it intends to make a cash tender offer for up to 6,700,000 shares of Class A Common Stock of The Fairchild Corporation (NYSE: FA) at a price of $2.50 per share. The offer price represents a 20% premium over Fairchild's closing stock price of $2.08 on November 12, 2007.

        Once the tender offer is commenced, offering materials will be mailed to Fairchild stockholders and filed with the Securities and Exchange Commission. Fairchild stockholders are urged to read the offering materials when they become available because they will contain important information.

        The tender offer will be subject to customary conditions for transactions of this type, including a minimum of 3,700,000 shares of Class A Common Stock being properly tendered. Phoenix's offer will not be subject to financing.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. PHOENIX HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THIS TENDER OFFER STATEMENT OF PHOENIX AND THE RELATED LETTER OF TRANSMITTAL WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY PHOENIX WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THIS STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO PHOENIX.

        Questions should be directed to the offer information agent at MacKenzie Partners Inc. 1-800-322-2885.

Source:    Phoenix FA Holdings, LLC

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Phoenix FA Holdings Announces Tender Offer for up to 6,700,000 shares of Class A Common Stock of The Fairchild Corporation